TELMEX signs amended Embratel sale agreement with MCI

Mexico City, Mexico, April 21, 2004 - Telefonos de Mexico, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX:XTMXL) today announced that it has signed an amended agreement with MCI (Formerly known as WorldCom) for the sale of MCI's equity stake in Brazilian telecommunications provider Embratel Participações (NYSE: EMT).  The new agreement, which has been approved by the MCI Board of Directors, increases the cash purchase price to be paid by TELMEX to 400 million from 360 million dollars and establishes a 12.2 million dollars transaction termination fee.

The amended agreement also provides for a 50 million dollars up-front payment to MCI by TELMEX - which would be retained by MCI if the proposed transaction cannot be consummated because of the inability to obtain regulatory approvals.

MCI has filed the amended sale contract with the U.S. Bankruptcy Court for the Southern District of New York and has requested a hearing to approve the transaction termination fee on April 26, 2004.  If the transaction termination fee is not approved by the Court, TELMEX will have the option of reducing the purchase price to 360 million dollars.

The Bankruptcy Court hearing for approval of the sale to TELMEX is scheduled for April 27, 2004.

About TELMEX

Telmex is the leading telecommunications company in Mexico with 15.7 million telephone lines in service, 2.2 million line equivalents for data transmission and 1.4 million internet accounts. Telmex offers telecommunications services through an almost 75 thousand kilometer fiber optic digital network. Telmex and its subsidiaries offer a wide range of advanced telecommunications, data and video services, internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Colombia, Chile and Peru. More information about Telmex can be accessed on the internet at Telmex's website

About MCI

MCI, Inc. is a leading global communications provider, delivering innovative, cost-effective, advanced communications connectivity to businesses, governments and consumers.  With the industry's most expansive global IP backbone, based on the number of company-owned points of presence, and wholly-owned data networks, MCI develops the converged communications products and services that are the foundation for commerce and communications in today's market.  For more information, go to MCI's website.

This press release contains forward-looking statements that involve inherent risk uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements.